Exhibit (e)

SOUND POINT ALTERNATIVE INCOME FUND

DISTRIBUTION AND DIVIDEND REINVESTMENT PLAN

Sound Point Alternative Income Fund, a Delaware statutory trust (the “Fund”), hereby adopts the following Distribution and Dividend Reinvestment Plan (the “Plan”) with respect to dividends and capital gains distributions declared by its board of trustees (the “Board”) on its shares of beneficial interest (the “Shares”):

1.       Participation; Agent. The Fund’s Plan is available to shareholders of record of the Shares. UMB Fund Services, Inc., acting as agent for each participant in the Plan, will apply income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, that become payable to such participant on Shares (including shares held in the participant’s name and shares accumulated under the Plan), to the purchase of additional whole and fractional Shares for such participant. The Fund reserves the right to cap the aggregate amount of any Distributions that are made in cash at a total amount of not less than 20% of the total amount distributed to Fund shareholders.

2.       Eligibility and Election to Participate. Participation in the Plan is limited to registered owners of Shares. The Fund’s Board reserves the right to amend or terminate the Plan. Shareholders automatically participate in the Plan, unless and until an election is made to withdraw from the Plan on behalf of such participating shareholder. If participating in the Plan, a shareholder is required to include all of the Shares owned by such shareholder in the Plan.

3.       Share Purchases. When the Fund declares a Distribution, UMB Fund Services, Inc., on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share. There will be no sales load charged on Shares issued to a shareholder under the Plan. In making purchases for the accounts of participants, UMB Fund Services, Inc. may commingle the funds of one participant with those of other participants in the Plan. All shares purchased under the Plan will be held in the name of each participant. In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the Plan, UMB Fund Services, Inc. will administer the Plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Plan.

4.       Timing of Purchases. The Fund expects to issue Shares pursuant to the Plan, immediately following each Distribution payment date and UMB Fund Services, Inc. will make every reasonable effort to reinvest all Distributions on the day the Distribution is paid (except where necessary to comply with applicable securities laws) by the Fund. If, for any reason beyond the control of UMB Fund Services, Inc., reinvestment of the Distributions cannot be completed within 30 days after the applicable Distribution payment date, funds held by UMB Fund Services, Inc. on behalf of a participant will be distributed to that participant.

5.       Account Statements. UMB Fund Services, Inc. will maintain all shareholder accounts and furnish or cause to be furnished written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. UMB Fund Services, Inc. will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the Plan. UMB Fund Services, Inc. will confirm to each participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. No less frequently than quarterly, UMB Fund Services, Inc. will provide to each participant an account statement showing the Distribution, the number of shares purchased with the Distribution, and the year-to-date and cumulative Distributions paid. UMB Fund Services, Inc. will distribute or cause to be distributed all proxy solicitation materials, if any, to participating shareholders.

6.       Expenses. There will be no direct expenses to participants for the administration of the Plan. There is no direct service charge to participants with regard to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Administrative fees associated with the Plan will be paid by the Fund.

7.       Taxation of Distributions. The reinvestment of Distributions does not relieve the participant of any taxes which may be payable on such Distributions.

8.       Share Certificates. UMB Fund Services, Inc. will hold shares in the account of the shareholders in non-certificated form in the name of the participant. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion.

9.       Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering.

10.     Absence of Liability. Neither the Fund nor UMB Fund Services, Inc. shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither the Fund nor UMB Fund Services, Inc. shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a participant’s account prior to receipt of written notice of such participant’s death, or (b) with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

11.     Termination of Participation. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to UMB Fund Services, Inc. Such written instructions must be received by UMB Fund Services, Inc. at least one business (1) day prior to the record date of the Distribution (or the date the Distribution is declared, if different from the record date) or the shareholder will receive such Distribution in Shares through the Plan.

12.     Amendment, Supplement, Termination, and Suspension of Plan. This Plan may be amended, supplemented, or terminated by the Fund at any time upon 60 days’ notice to shareholders. The amendment or supplement shall be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each participant unless, prior to its effective date thereof, UMB Fund Services, Inc. receives written notice of termination of the participant’s account. Amendment may include an appointment by the Fund or UMB Fund Services, Inc. with the approval of the Fund of a successor agent, in which event such successor shall have all of the rights and obligations of UMB Fund Services, Inc. under this Plan. The Fund may suspend the Plan at any time without notice to the participants.

12.     Governing Law. This Plan and the authorization form signed by the participant (which is deemed a part of this Plan) and the participant’s account shall be governed by and construed in accordance with the laws of the State of Delaware.